EXHIBIT 16.1

December 11, 2017

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Liberty Tax, Inc. and, under the date of July 7, 2017, we reported on the consolidated financial statements of Liberty Tax, Inc. and subsidiaries as of and for the fiscal years ended April 30, 2017 and 2016. On December 8, 2017, we resigned. We have read Liberty Tax, Inc.’s statements included under Item 4.01 of its Form 8-K dated December 11, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with the Liberty Tax, Inc.’s statements that our resignation was accepted and approved by the Audit Committee of the Board of Directors of the Company, and that the Company is currently in the process of finding a successor independent registered public accounting firm.

Very truly yours,

/s/ KPMG LLP
KPMG LLP